[Kentucky Bancshares, Inc. Letterhead]





August 12, 2011

Via Edgar


United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
Washington, D.C. 20549
Attn: Michael R. Clampitt

Re:
Kentucky Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010


File Number 000-52598

Dear Mr. Clampitt:

We have reviewed your comments to the above referenced filing and related materials and provide the following as requested. The numbers below correspond to the comments of like number in your letter dated July 15, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

Comment 1. In future filings, please describe the principal economic features and condition of your market area. As warranted, consider including figures for change in average income, unemployment, home sales and prices, and the like.

Response to Comment 1:

We acknowledge this comment and will, in future filings, include additional disclosure to describe the principal economic features and conditions of our market area in the description of our business as required by Item 101 of Regulation S-K. A draft of proposed additional disclosure under the subheading of ?Competition and Market
Served? which appears under ?Part I, Item 1, Business? will include, but not necessarily be limited to, the following:

We primarily conduct our business in the Commonwealth of Kentucky. Per capita personal income for Kentucky has increased 1.1 % from $31,936 in 2008 to $32,297 in 2009, according to the Bureau of Economic Analysis. The
Bureau of Labor Statistics reports that the unemployment rate in Kentucky is 10.3% for the first quarter of 2011, compared to 10.2% for the fourth quarter of 2010. The unemployment rate recently peaked at 11.1% in the 3rd quarter of 2009.

Comment 2. We note that you are not in compliance with a debt covenant related to a $2.1 million note payable, discussed in Note 9. In future filings, please include a related risk factor of the impact on future results of operations or financial condition if future waivers are not obtained or tell us why you believe this is not warranted.

Response to Comment 2:

We acknowledge this comment. Under our loan agreement pertaining to the $2.1 million promissory note, we are required to maintain a non-performing assets to total assets ratio not to exceed 3.25%. As of December 31, 2010, the Company was 3 basis points over our non-performing asset ratio debt covenant. As of March 31, 2011 and June 30, 2011, the Company was in compliance with its debt covenants on the note payable. We will, however, include an additional risk factor under the ?Risk Factor? section of our future filings addressing the concerns raised in Comment 2 whenever we are obligated to meet debt covenants in financing arrangements for the Company. A draft of our proposed additional risk factor will include, but not necessarily be limited to, the following:

Our results of operations and financial condition may be negatively affected if we are unable to meet a debt covenant and, correspondingly, unable to obtain a waiver regarding the debt covenant from the lender. From time to time we may obtain financing from other lenders. The loan documents reflecting the financing often require us to meet various debt covenants. If we are unable to meet one or more of our debt covenants, then we will typically attempt to obtain a waiver from the lender. If the lender does not agree to a waiver, then we will be in default under our borrowing obligation. This default could affect our ability to fund various strategies that we may have implemented resulting in a negative impact in our results of operations and financial condition.

Income Taxes, page 25

Comment 3. Considering the significant impact on your income tax expense from tax exempt investment securities and loans, please revise future filings to provide additional information regarding these assets. For example, discuss your strategy related to investing in tax exempt assets, disclose the amount by investment or loan classification and the contractual maturity.

Response to Comment 3:

We acknowledge this comment and will, in future filings, include additional disclosure regarding our tax exempt investment securities and loans. A draft of proposed additional disclosure under the subheading of ?Income Taxes?
which is a part of Management?s Discussion and Analysis of Financial Condition and Results of Operation will include, but not necessarily be limited to, the following:

As part of normal business, Kentucky Bank typically makes tax free loans to select municipalities in our market and invests in selected tax free securities, primarily in the Commonwealth of Kentucky. In making these investments, the Company considers the overall impact to managing our net interest margin, credit worthiness of the underlying issuer and the favorable impact on our tax position. For the year ended December 31, 2010, the Company averaged
$83.8 million in tax free securities and $18.6 million in tax free loans. Through June 30, 2011, the Company is averaging $77.0 million in tax free securities and $16.9 million in tax free loans. As of June 30, 2011, the weighted average remaining maturity for the tax free securities is 149 months, while the weighted average remaining maturity for the tax free loans is 230 months.

Asset Quality, page 30

Comment 4. You disclose total nonaccrual loans of $12,479,000 and $12,038,000 and total impaired loans of $19,800,000 and $33,500,000 at December 31, 2010 and 2009, respectively.
Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between loans classified as nonaccrual or impaired.
Specifically discuss why certain loans are considered impaired but not placed on nonaccrual status.

Response to Comment 4:

We acknowledge this comment and will, in future filings, include additional disclosure to explain the relationship between loans classified as nonaccrual versus impaired. A draft of proposed additional disclosure under the heading of ?Asset Quality? will include, but not necessary be limited to, the following:

ASC 310-10-35-16 defines an impaired loan as follows:    A loan is
impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement.
Nonaccrual loans are loans for which payments in full of principal or interest is not expected or which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection. Impaired loans may be loans showing signs of weakness or interruptions in cash flow, but ultimately are current or less than 90 days past due with respect to principal and interest and for which we anticipate full payment of principal and interest.

Additional factors considered by management in determining impairment and non-accrual status include payment status, collateral value, availability of current financial information, and the probability of collecting all contractual principal and interest payments. At 12/31/10, impaired loans totaling $9.7 million had specific impairment allocations of $799 thousand. The remaining $10.1 million in impaired loans did not have a specific impairment allocation. At 12/31/09, impaired loans totaling $14.3 million had specific impairment allocations of $4.1 million.
The remaining $19.2 million in impaired loans did not have a specific impairment allocation. At 6/30/11, impaired loans totaling $13.0 million had specific impairment allocations of $1.3 million. The remaining $6.8 million in impaired loans did not have a specific impairment allocation.

Note 1 ? Summary of Significant Accounting Policies

Loans, page 49

Comment 5. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

d. Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charged-offs and quantify the amount of the partial charge-off?s recorded; and

e. Clearly describe how partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends.

Response to Comment 5:
We acknowledge this comments and will, in future filings, include additional disclosure regarding them. A draft of our proposed revised disclosure under the subheading of ?Loans? under ?Note 1 ? Summary of Significant
Accounting Policies? will include, but not necessarily be limited to, the following:

a.	Loans are charged off when available information confirms that loans, or portions thereof, are
uncollectible. While management considers the number of days a loan is past due in its evaluation process,
we also consider a variety of other factors.   Factors considered by
management in evaluating the charge-
off decision include collateral value, availability of current financial information for both borrower and guarantor, and the probability of collecting contractual principal and interest payments. These considerations may result in loans being charged off before they are 90 days or more past due. This evaluation framework for determining charge-offs is consistently applied to each segment.  Consumer loans
are typically charged off no later than 120 days past due.  Other types are loans do not have a defined
number of days delinquent before they are charged off.
b.	From time to time, the Company will charge-off a portion of
impaired and non-performing loans.
Circumstances under which this action is taken is outlined below in c.
No revisions have been made during
2009 or 2010.
c.	Loans that meet the criteria under ASU 310 are evaluated
individually for impairment.  Management
considers payment status, collateral value, availability of current financial information for the borrower and guarantor, actual and expected cash flows, and probability of collecting amounts due. If a loan?s collection status is deemed to be collateral dependent and foreclosure imminent, the loan is charged down to its fair value. In circumstances where the loan is not deemed to be collateral dependent, but we believe, after completing our evaluation process, that probable loss has been incurred, we will provide a specific
allocation on that loan.
d.	At December 31, 2010, loans totaling $5.7 million (net of partial charge-offs) had partial charge-offs of $4.0
million.  At December 31, 2009, loans totaling $1.7 million (net of partial charge-offs) had partial charge-offs
of $698 thousand. At June 30, 2011, loans totaling $1.4 million (net of partial charge-offs) had partial charge-
offs of $1.7 million. These loans are classified as impaired and are on non-accrual status.
e.	The impact of recording partial charge-offs is a reduction of gross loans and a reduction of the loan loss
reserve.  The net loan balance is unchanged in instances where the loan had a specific allocation as a
component of the allowance for loan losses.  The allowance as a percentage of total loans may be lower as
the allowance no longer needs to include a component for the loss, which has now been recorded, and net charge-off amounts are increased  as partial charge-offs are recorded.
Comment 6.   Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response to Comment 6:

We acknowledge this comments and will, in future filings, include additional disclosure regarding them. A draft of our proposed revised disclosure under the subheading of ?Loans? under ?Note 1 ? Summary of Significant
Accounting Policies? will include, but not necessarily be limited to, the following:

Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments, based on a review of the borrower?s financial condition, are reasonably assured. Typically, the Company seeks to establish a payment history of at least six consecutive payments made on a timely basis before returning a loan to accrual status.

Comment 7. Based on your disclosure in Note 4, it appears that your agricultural loan portfolio is a separate portfolio segment; however, it is not identified as one on page 50 where you disclose your portfolio segments.
Please revise future filings to clarify if the agricultural loan portfolio is considered a separate portfolio segment. If it is not, please tell us why.

Response to Comment 7:

We acknowledge this comments and will, in future filings, include additional disclosure regarding them. A draft of our proposed additional disclosure under the subheading of ?Loans? under ?Note 1 ? Summary of Significant
Accounting Policies? will include, but not necessarily be limited to, the following:

We will add ?agricultural? as a part of this definition as follows: A ?portfolio segment? is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for loan losses. The
Company has identified the following portfolio segments: commercial, real estate construction, real estate mortgage, agricultural, consumer (Credit cards and other consumer) and other (overdrafts).

Allowance for Loan Losses, page 49

Comment 8. You disclose that your allowance for loan losses is based on historical loss experience adjusted for current factors and that your actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. Please revise future filings to:

a. Present additional granularity regarding any adjustments made to historical losses;

b. Discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

c. Discuss the amount of the allowance for loan losses that is attributable to these other economic factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Response to Comment 8:

We acknowledge this comment and will, in future filings, include additional disclosure regarding allowance for loan losses. A draft of our proposed additional disclosure under the subheading of ?Allowance for Loan Losses? under ?Note 1 ? Summary of Significant Accounting Policies? will include, but not necessarily be limited to, the following:

a.	Adjustments are made to the historical loss experience ratios based on the qualitative factors as outlined in
the regulatory Interagency Policy Statement on the Allowance for Loan and lease Losses. These qualitative factors include the nature and volume of portfolio, economic and business conditions, classification, past due and non accrual trends.
b.	The allowance for loan losses is evaluated at the portfolio segment level using the same methodology for
each segment. The recent historical actual net losses is the basis for the general reserve for each segment
which is then adjusted for qualitative factors as outlined above (i.e., nature and volume of portfolio, economic and business conditions, classification, past due and non accrual trends) specifically evaluated at
individual segment levels.
c.	As of December 31, 2010, the allowance for loan losses related to loans collectively evaluated for
impairment is $4,126,000. The amount attributable to the recent historical actual net loss average is $3,899,000, leaving $227,000 attributable to qualitative factors. As of March 31, 2011, the allowance for loan losses related to loans collectively evaluated for impairment is $4,357,000. The amount attributable to the recent historical actual net average is $4,185,000, leaving $172,000 attributable to qualitative factors.
As of June 30, 2011, the allowance for loan losses related to loans collectively evaluated for impairment is
$4,352,000. The amount attributable to the recent historical actual net loss average is $4,206,000, leaving
$146,000 attributable to qualitative factors. The amount related to qualitative factors decreased $55,000 from 12/31/10 to 3/31/11, and $26,000 from 3/31/11 to 6/30/11. The decrease is primarily a result of the
recent decrease in non-performing loans.

Note 4 ? Loans, page 57

Comment 9. Please revise future filings to disclose how you classify non-consumer loans with an outstanding balance less than $200,000 as to credit risk for your credit quality indicator table on page 60.

Response to Comment 9:

We acknowledge this comment and will, in future filings, include additional disclosure regarding how we classify non-consumer loans. A draft of proposed additional disclosure following the credit quality indicator table in the section entitled ?Note 4 ?Loans? will include, but not necessarily be limited to, the following:

These types of loans are graded similarly to loans over $200,000. Both are reviewed at least quarterly and grades are updated as needed.

Comment 10. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response to Comment 10:

The Company respectfully acknowledges the Staff?s comment, but decided not to report comparative disclosures for earlier periods for our credit quality disclosures due to that information not being easily attainable. In our Form 10-
Q for the period ending March 31, 2011 that we filed on May 16, 2011, we included comparative disclosures for the periods ending December 31, 2010 and March 31, 2011. We intend to report comparative disclosures in future filings.

Note 9 ? Repurchase Agreements and Other Borrowings, page 63

Comment 11. We note you were not in compliance with a debt covenant related to a promissory note payable of $2,100,000 at December 31, 2010. Please revise future filings to provide additional information related to this situation. For example, disclose for how long the debt covenant waiver lasts, explain what actions the lending institution can take, your possible responses and the potential impact on cash flows, liquidity and financial results.
If there are cross-default provisions associated with this debt, please describe those also.

Response to Comment 11:

We acknowledge this comment and in future filings we will include additional disclosure regarding the effects of noncompliance with debt covenants. A draft of our proposed revised and additional disclosure relating to the promissory note payable under ?Note 9-Repurchase Agreements and Other Borrowings? will include, but not necessarily be limited to, the following:

As of 12/31/10, we were 3 basis points over our non-performing asset to total assets debt covenant ratio. As of
3/31/11 and 6/30/11 we were in compliance with all our debt covenants. The debt covenants are updated each quarter, and waivers, if needed, are requested on a quarterly basis. If a waiver is not obtained the loan may be considered in default and the lender may declare the note due and payable in full. A default under this note does not
trigger any cross-defaults.   The note had a 1 year term and a 7/30/11
maturity. The loan is in the process of being renewed on similar terms for an additional 1 year term.

Proxy Statement

Performance-Based Incentive Compensation, page 21

Comment 12. For future filings, please quantify the goals set for each named executive officer, whether or not performance-based compensation was paid.

Response to Comment 12:

We acknowledge this comment and will, in future filings discussing executive compensation, include additional disclosure regarding performance-based incentive compensation for each named executive officer. A draft of our proposed additional disclosure, which includes revisions to the paragraph entitled ?MIP for Fiscal Year 2009 and
2010? under ?Performance-Based Incentive Compensation,? will include, but not necessarily be limited to, the following:

The Named Executive Officers individual performance goals are aligned with the Company?s strategic focus areas. For the 2010 performance year, the Compensation Committee set the following individual performance objectives for the President and Chief Executive Officer, and the President and Chief Executive Officer set the following goals for the other Named Executive Officers:

*
Mr. Prichard, President and Chief Executive Officer. Mr. Prichard?s individual performance objectives were aligned with the Company?s strategic focus areas of profitability, growth, risk and premier customer service. Specifically, Mr. Prichard?s goals were to improve return on equity and net interest margin, increase market share in loans and deposits, reduce amount of non-performing assets and charge-off loans, and add and retain customers.





*
Mr. Dawson, Senior Vice President and Chief Financial Officer. Mr. Dawson?s individual performance objectives were aligned with the Company?s strategic focus areas of profitability, growth and premier customer service. Specifically, Mr. Dawson?s goals were to improve return on equity and net interest margin, increase market share in loans and deposits, and add and retain customers.





*
Ms. Bragonier, Senior Vice President and Director of Marketing. Ms. Bragonier?s individual performance objectives were aligned with the Company?s strategic focus areas of profitability, growth, risk and premier customer service. Specifically, Ms. Bragonier?s goals were to improve return on equity and net interest margin, increase market share in loans and deposits and add and retain customers.


*
Mr. Fryman, Senior Vice President and Director of Sales & Service. Mr. Fryman?s individual performance objectives were aligned with the Company?s strategic focus areas of profitability, growth, risk and premier customer service. Specifically, Mr. Fryman?s goals were to improve return on equity and net interest margin, reduce amount of non-performing assets and charge-off loans, and add and retain customers.


*
Mr. Nyberg, Senior Vice President and Director of Wealth Management. Mr. Nyberg?s individual performance objectives were aligned with the Company?s strategic focus areas of profitability, growth, risk and premier customer service. Specifically, Mr. Nyberg?s goals were to improve return on equity (especially Wealth Management income), increase market share in loans and deposits and add and retain customers, with an emphasis on Wealth Management accounts.




We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,



/s/Gregory J. Dawson
Gregory J. Dawson
Chief Financial Officer

United States Securities and Exchange Commission
Division of Corporate Finance
August 12, 2011
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